Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2016	2015	2014	2016	2015	2014

	(in thousands, except per share data)
Weighted average number of common shares outstanding	58,741	61,030	59,666	58,741	61,030	59,666
Potential dilution from share-based awards (a)	—	—	—	—	2,291	1,940
Total shares	58,741	61,030	59,666	58,741	63,321	61,606

Income (loss) from continuing operations	$(457,880)	$42,115	$38,331	$(457,880)	$42,115	$38,331
Income from discontinued operations, net of income taxes	433	5,494	5,449	433	5,494	5,449
Net income (loss)	(457,447)	47,609	43,780	(457,447)	47,609	43,780
Net loss attributable to non-controlling interest	(37)	(1,278)	(63)	(37)	(1,278)	(63)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$(457,410)	$48,887	$43,843	$(457,410)	$48,887	$43,843

Per share data:
Income (loss) from continuing operations	$(7.80)	$0.71	$0.64	$(7.80)	$0.68	$0.62
Income from discontinued operations, net of income taxes	0.01	0.09	0.09	0.01	0.09	0.09
Net income (loss) per common share	$(7.79)	$0.80	$0.73	$(7.79)	$0.77	$0.71

(a)	When the impact of share-based awards is anti-dilutive, the weighted average number of common shares outstanding is used in the determination of basic and diluted earnings per share.